Exhibit 99.53

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION ANNOUNCES UPDATED 2012 CAPITAL EXPENDTURE PLANS AND GUIDANCE

Calgary, Alberta, June 21, 2012. Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces updated 2012 capital expenditure plans and guidance.

In light of the uncertainty of the commodity price environment, Bellatrix had entered into a number of natural gas and crude oil hedges in order to provide stability in a base level of cash flow to fund the Company’s 2012 capital program. Natural gas hedges are in place on 36.4 mmcf per day with an average fixed price of $3.87/mcf from May 1 through October 31, 2012. Crude oil hedges were also put in place on 3,000 bopd at an average fixed price of CDN$92.30/bbl for the period January 1 through to December 31, 2012. These combined hedges which are in place for 2012 provide support to a cash flow based capital expenditure program through the second half of 2012.

An initial capital budget of $180 million had been set for fiscal 2012. In light of the current weak commodity pricing environment,  the Company now expects to spend between $140 to $150 million in capital expenditures during 2012.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide 2012 average daily production of approximately 16,500 boe/d to 17,000 boe/d. At the end of Q1 2012,  the Company raised its  2012 exit rate guidance by 1,000 boe/d. With the well results to date being above expectation, although the Company is reducing its overall capital expenditures, the Company is maintaining its previously announced 2012 exit rate guidance of approximately 19,000 boe/d to 19,500 boe/d. Despite the commodity price weakness coupled with the reduced capital budget, the Company expects to increase its reserves in  2012 and grow its 2012 annual average production by an estimated 40%  and increase its cash flow from operations by approximately 30%, while maintaining a strong balance sheet.

Capital expenditures for Q3 and Q4 2012 include anticipated drilling of approximately 15 gross (13.6 net) Cardium wells with 2 gross (1.5 net) Notikewin condensate rich gas wells and expenditures of approximately $16.5 million on facilities and infrastructure.

During the first quarter of 2012, Bellatrix achieved significant success in our two key light oil Cardium and condensate rich Notikewin natural gas plays utilizing horizontal drilling multi-fracturing technology. The Company also drilled its first Duvernay well during the first quarter of 2012. In addition during the first quarter of 2012, the Company completed the expansion of key infrastructure in its core area to remove production constraints and lowered operating costs while continuing to position the Company to operate in a lower natural gas price environment.

Sales volumes in first quarter of 2012 averaged 15,900 boe/d despite infrastructure constraints and grew 58% over 2011 average sales volumes of 10,084 boe/d. This also represented a 12% increase from fourth quarter 2011 average sales volumes. The Company is has initiated its second half

www.bellatrixexploration.com	MAIN 403-266-8670	2300, 530 – 8th Avenue SW
	FAX 403-264-8163	Calgary, AB Canada T2P 3S8

drilling program as of June 20, 2012. During the second quarter the Company experienced downtime due to scheduled and unscheduled plant turnarounds in its core area. However, as the Company executed a strong first quarter, production levels during the second quarter of 2012 are estimated from field data to be in the 16,500 boe/d to 17,000 boe/d window while lower commodity prices are expected to reduce second quarter cash flow.

Effective May 25, 2012, the Company’s credit facilities were expanded to $200 million and the revolving period of the credit facility was extended to June 25, 2013. The Company’s balance sheet remains strong with projected 2012 year-end total debt to 12-month cash flow of less than 1.5 times and significant underutilized credit capacity.

The Company’s updated corporate presentation is available at www.bellatrixexploration.com. Bellatrix Exploration Ltd will be presenting at the Global Hunter Securities Energy Conference in San Francisco on June 25, 2012.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

Forward looking statements: Certain information set forth in this news release, including management’s assessments of the future plans and operations including  2012 capital expenditure plan, anticipated 2012 average daily production and exit rate, anticipated 2012 Q2 average daily production, expected growth in reserves and cash flow, projected total debt to cash flow, timing of tie-in of wells, and plans for infrastructure improvements and, timing thereof may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix’s control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website ( www.sedar.com ), or at Bellatrix’s website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Included herein is information based on estimates of Bellatrix’s cash flow from operations for 2012 and is based on the various assumptions stated herein and commodity prices in 2012 averaging CDN$86.95/bbl for light oil and condensate and $2.08/GJ ($2.29/mcf) for natural gas.  To the extent such information constitutes future oriented financial information or a financial outlook, it was approved by management of Bellatrix on June 20, 2012, and such future oriented financial information or financial outlook is included herein to provide readers with information in respect of the impact of the Corporation’s capital expenditure budget or the Corporation’s cash flow from operations and its resulting debt to cash flow levels which is also an indication of the Corporation’s ability to fund its ongoing exploration and development activities and readers are cautioned that the information may not be appropriate for other purposes.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.